Eurand N.V Olympic Plaza Fred. Roeskestraat 123 1076 EE Amsterdam The Netherlands Phone: +31 20 673 2744
Commercial Register No. 33286876
VAT No. NL74.07.294.B.01
August 26, 2009
VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant
Re:	Eurand N.V. Form 20-F for the Fiscal Year Ended December 31, 2008 File No. 001-33444
Dear Mr. Rosenberg:
          On behalf of Eurand N.V. (“Eurand” or the “Company”), this letter is being submitted in response to the comments relating to the foregoing Form 20-F for the fiscal year ended December 31, 2008 given by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Gearóid M. Faherty, Chairman and Chief Executive Officer of the Company, dated August 14, 2009.
          For your convenience, we have set forth each comment and have included each response below the relevant comment.
Form 20-F for the fiscal year ended December 31, 2008
Material Contracts, Page 93
1.	We note your reference to the Chiesi Agreement and the cross reference to the discussion of this agreement in Item 4. We could not locate a discussion in Item 4 describing the material terms of the agreement. Since the Chiesi Agreement is the only agreement you have identified as a material contract, please revise the description of the agreement to disclose the following information here and in the notes to the financial statements:
•	Quantify all amounts paid to date;

•	Quantify the aggregate potential milestone payments;

•	Describe the types of events that would trigger the milestone payments;

•	Provide a royalty range or a statement that the royalty percentage is in the single digits, teens, etc.; and

•	Discuss the material term and termination provisions.
          In addition, revise your contractual obligations table to include the aggregate potential milestone payments.
• Eurand S.p.A. • Eurand France S.A.S. • Eurand Pharmaceuticals Limited • Eurand, Incorporated
• Eurand Pharmaceuticals, Inc. • EA Acquisitions Corp. • Eurand Microencapsulation S.A. • SourceCF, Inc.
• SourceCF Nutritionals, LLC • SourceCF Clinical Research & Development, LLC • SourceCF Inhalation Systems, LLC•

August 26, 2009
U.S. Securities and Exchange Commission

Response to Comment 1:
          We propose to add the following disclosure (updated as of a then-current date) in our next report on Form 6-K reporting our operating and financial review and prospects for the three and nine months ended September 30, 2009:
          “On April 2, 2008, we entered into a license agreement with Chiesi Farmaceutici S.p.A., or Chiesi, under which we received an exclusive, non-transferable license in the United States (including the U.S. Virgin Islands and Puerto Rico) and Canada to develop and commercialize a finished pharmaceutical product containing Beclomethasone dipropionate as the pharmaceutically active ingredient, in tablet form, for the treatment of inflammatory bowel diseases and related complications. We also received a non-exclusive license to develop and then commercialize the product outside of the United States and Canada, but only for the subsequent export of the product in the United States and/or Canada for resale. Under the license agreement, we are required to take all commercially reasonable steps to obtain and maintain regulatory approval for any product developed and/or commercialized under the license agreement. From April 2, 2008 through XXX, 2009, we paid Chiesi $XXX. If certain milestones are achieved, we will be obligated to pay Chiesi up to an aggregate of $4,500,000 in milestone payments when certain events occur. In addition to milestone payments, we are required to make royalty payments to Chiesi based on a low to mid single digit percentage of our net sales of the product. The license agreement will remain in effect for ten years from the date any product is first commercialized, on a country-by-country basis, unless earlier terminated. The agreement contains a standard early termination provision which provides for early termination by either party in the event certain conditions have occurred, including, but not limited to, either party’s breach of the agreement, either party’s filing for bankruptcy or either party making an assignment for the benefit of its creditors. ”
          Additionally, as the Company cannot at this time predict the period in which milestone payments would be made, if at all, we propose to include substantially the following disclosure as an explanatory note under the contractual obligations table in the operating and financial review and prospects section beginning with the Company’s filing of its annual report on Form 20-F for the fiscal year ended December 31, 2009:
          “Potential future milestone payments to Chiesi of approximately XXX were not included in the contractual obligations table as they are contingent on the achievement of certain milestones. The specific timing of such milestones cannot be predicted and depend upon future developments as well as third party actions which cannot be predicted with certainty (including actions which may never occur). Due to the nature of such milestone amounts, they are neither probable at this time nor is the timing of their potential achievement predictable and consequently, such amounts are not included in this disclosure.”
          Please note that the Company has received confidential treatment for certain portions of the agreement pursuant to an Order Granting Confidential Treatment under the Securities Exchange Act of 1934, dated April 27, 2009. Thus, the revised language set forth above discloses the information requested by the Commission in its comment letter, dated August 14, 2009, but does not describe the types of events that would trigger the milestone payments because it is the Company’s belief that such disclosure is not material and would cause competitive harm and disclose information for which the Company has already received confidential treatment.

August 26, 2009
U.S. Securities and Exchange Commission

Operating and Financial Review and Prospects
Results of Operations
Research and Development Expenses, page 72
2.	Please revise your disclosure to separately quantify the research and development expense incurred on each of your major research and development projects. In addition, discuss the progress and/or changes in the project to further explain the fluctuations in the expenses.
Response to Comment 2:
          We propose to add the following disclosure (updated and modified as appropriate as of a then-current date) in our next report on Form 6-K reporting our operating and financial review and prospects for the three and nine months ended September 30, 2009:
          “Research and development expenses were XXX for the nine months ended September 30, 2009 compared to XXX for the same period in 2008, representing an increase of approximately XXX. The increase was due primarily to an increase in development costs attributable specifically to two of our internal products, EUR-1008 and EUR-1025. These increases were partially offset by a decrease in development costs for XXX, as compared to the same period in 2008. Development costs for EUR-1008 increased by XXX to XXX, primarily due to the timing of clinical trials and other product development activities during the nine months ended September 30, 2009, compared to the same period of 2008. Development costs for EUR-1025 increased by XXX to XXX, primarily due to the timing of clinical trials and other product development activities during the nine months ended September 30, 2009, as compared to the same period of 2008. The remainder of our research and development expenses for our internal programs was comprised of multiple projects, none of which were individually significant with respect to our total research and development expenses.
          For the nine months ended September 30, 2009, we were involved in a number of external projects for third-parties. No one particular co-development project was individually significant with respect to our total research and development expenses for such period.”
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 10: Income taxes, page F-18
3.	In your income tax rate reconciliation on page F-19 you disclose a tax charge of €1.8 million related to FIN 48 “derecognition of tax benefits,” representing approximately one-half of your €3.6 million tax provision for 2008. Please revise your disclosure to indicate the nature these tax uncertainties, including the jurisdiction(s) to which they pertain and an indication as to whether uncertainties of this magnitude will recur.
Response to Comment 3:
          We propose to add the following disclosure in our next report on Form 6-K reporting our operating and financial review and prospects for the three and nine months ended September 30, 2009:

August 26, 2009
U.S. Securities and Exchange Commission

          “Tax expense for the nine months ended September 30, 2008 included €1.8 million of provision expense related to amounts required to be recorded for changes to our uncertain tax positions under Interpretation No. 48, including interest and penalties. The uncertain tax positions relate to transactions between certain subsidiaries in different jurisdictions. Based on information available to date, the amount is not expected to change significantly in the next twelve months and no similarly taxable transactions are currently planned or expected.”
          We do not propose to disclose the jurisdictions relevant to the derecognition of tax benefits as such disclosure does not assist in understanding the nature of the expense and such disclosure is not required under FIN48 paragraphs 20 and 21.
          We also propose to add similar disclosure to our financial statement footnote regarding income taxes under the income tax rate reconciliation in subsequent filings of our annual financial statements.
Note 20: Segment and Geographic Information, page F-30
4.	In Operating and Financial Review and Prospects on page 62 you disclose the distribution of your revenue by significant therapeutic areas only for 2008. Please revise your footnote disclosure to provide your revenues for each product and service or each group of similar products and services for each year presented as required by paragraph 37 of SFAS 131.
Response to Comment 4:
We propose to add the following disclosure in the footnote included in our financial statements titled “Segment and Geographic Information” (updated as of a then-current date) in our next annual report on Form 20-F for the year ended December 31, 2009 as follows:
“Revenue by Therapeutic Area

The following table displays revenue by therapeutic area:

	2009		2008	2007
Product sales
Gastrointestinal (1)	€	XXX	€27,389	€18,545
Cardiovascular		XXX	19,429	22,090
Pain (2)		XXX	11,702	9,771
Nutrition		XXX	9,897	11,868
Respiratory		XXX	7,629	5,420
Other		XXX	3,886	3,382

Product sales		XXX	79,932	71,076
Royalties		XXX	8,140	4,373
Development fees		XXX	10,464	9,372

Revenues		XXX	98,536	84,821

(1)	Gastrointestinal products include Pancrelipase and Ultrase.

(2)	Pain products include Amrix.”

August 26, 2009
U.S. Securities and Exchange Commission

The Company further acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes the Company’s disclosure in the filings in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact Andrew P. Gilbert of Morgan, Lewis & Bockius LLP at (609) 919-6603, or the undersigned at (267) 759-9322 if you should have any questions or comments with regard to these responses. Additionally, we request that any further correspondence to be delivered to Gearóid M. Faherty, our Chief Executive Officer, be sent via facsimile to (39) 02 95743381.
Sincerely,
/s/ Manya S. Deehr
cc:	Gearóid M. Faherty, Eurand Mario Crovetto, Eurand Andrew P. Gilbert, Morgan, Lewis & Bockius LLP